Exhibit 99.1

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	21 January 2013

INVENTORY ADJUSTMENTS RELATED TO UK OPERATIONS

Sims Metal Management Limited (the “Company”) advises the market that it has identified that the carrying value of inventory in its UK business is materially overstated. The inventory in question is predominately associated with the Company’s Recycling Solutions business at Long Marston and Newport. Based on information received by Senior Management and the Board, the Company currently believes the inventory adjustment to be circa $60 million and relates to both changes in the assessment of the net realizable value of certain stock and to book to physical adjustments. The preliminary findings indicate the situation has arisen in the context of control failures and potential fraudulent conduct by local and regional plant management responsible for technology and downstream processing systems in the UK.

A Special Committee (the “Committee”) of the Board has been formed to take responsibility for the investigation that is in progress. The Committee is headed by Chairman Geoff Brunsdon and includes Gerald Morris, Jim Thompson, Heather Ridout and John DiLacqua. As well as Group CEO Daniel Dienst and Group CFO Rob Larry, the Committee is working closely with the Company’s external auditor PricewaterhouseCoopers (“PwC”), and its legal counsel Baker & McKenzie.

The detailed investigation is being performed by the Company’s Group internal audit team in conjunction with PwC reporting to the Committee. The immediate priority of the Committee is to determine the amount of the adjustment and impact on the Company’s accounts. The Committee will also be responsible for understanding where the breakdowns in the Company’s control environment occurred, what initiatives will need to be taken to improve those controls, as well as overseeing the implementation of the recommendations it makes. The Committee will also determine what action will be taken in relation to any employees or third parties determined to be responsible. The Committee will have access to whatever external support it requires.

Independent of the inventory valuation issue, the Company also advises that it has determined there is a triggering event under AASB 136 (Impairment of Assets) at 31 December 2012 and that it expects there will be recognition of goodwill impairment in the first half results.

The Company expects to provide further information in relation to the inventory adjustment and potential goodwill impairment in conjunction with the release of its half year results.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 October 2012.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor inquires contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

Media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

2